

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2022

Ming Zhao
Chief Executive Officer
Life Spectacular, Inc.
7901 4th St. N STE 4916
St. Petersburg, FL 33702

> **Re: Life Spectacular, Inc.**
> **Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed August 3, 2022**
> **File No. 024-11569**

Dear Ms. Zhao:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dorrie Yale at 202-551-8776 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Sara Hanks